PANGAEA LOGISTICS SOLUTIONS LTD.
109 Long Wharf
Newport, Rhode Island 02840

January 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:	Pangaea Logistics Solutions Ltd. Form 10-K for the Fiscal Year ended December 31, 2023 Filed March 14, 2024, File No. 001-36798

Dear Ms. Guobadia and Ms. Dang:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated December 20, 2024, the Staff requested that Pangaea Logistics Solutions Ltd. (the “Company”) respond to the Staff’s comment regarding the above referenced Annual Report on Form 10-K (the “Form 10-K”) filed on March 14, 2024 (File No. 001-36798), Form 10-Q for the quarter ended March 31, 2024, and Form 10-Q for the quarter ended June 30, 2024, within ten business days of receipt of the Comment Letter.
Pursuant to a telephone conversation with Yolanda Guobadia on January 7, 2025, the Company was granted an extension of an additional ten business days so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company will provide a response to the Comment Letter on or before January 17, 2025.
The undersigned registrant is aware of its obligations under the Act.
Yours faithfully,

PANGAEA LOGISTICS SOLUTIONS LTD.

By:	/s/ Mark L. Filanowski
Name: Mark L. Filanowski
Title: Chief Executive Officer